Exhibit 99.1

MEDIA ADVISORY

Call-Net Enterprises to hold annual and special meeting of shareholders on Wednesday, May 4, 2005 at 11:00 a.m. ET in Toronto

TORONTO, ON, May 2, 2005 - Call-Net Enterprises Inc. will hold its annual and special meeting of shareholders on Wednesday, May 4, 2005 at 11:00 a.m. ET. in Toronto. Details are as follows:

Date:	Wednesday, May 4, 2005

Time:	11:00 a.m. ET

Participants:	Lawrence Tapp, chair
Bill Linton, president and chief executive officer
Roy Graydon, executive vice president & chief financial officer

Location:	Imperial Ballroom, Fairmont Royal York Hotel
100 Front Street, Toronto

The meeting will also be web cast at www.callnet.ca

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

For further information:
Media Contact:
Karen O'Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com